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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8-66218

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/12** (mm/dd/yy) AND ENDING **12/31/12** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FTP Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 California Street, Suite 2200
(No. and Street)

San Francisco	**California**	**94108**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey R. Wong **415-321-5019**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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FTP Securities LLC

(SEC ID No. 8-66218)

Annual Audit Report

December 31, 2012

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

FTP Securities LLC
(SEC ID No. 8-66218)

Annual Audit Report

December 31, 2012

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

FTP Securities LLC
601 California Street, 22nd Floor
San Francisco CA 94108

Member NASD / SIPC

FINANCIAL TECHNOLOGY PARTNERS

February 27, 2013

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Annual Audit Report as of 12/31/2012 for FTP Securities LLC (CRD#129356, SEC File #8-66218)

To Whom it May Concern:

Enclosed please find a two copies each of the Annual Audit Report and Public Document for FTP Securities LLC (CRD#129356, SEC File #8-66218) for December 31, 2012. We would like to receive confidential treatment for the Annual Audit Report, so we have included two copies of the separate Public Document containing a statement of financial condition. If you have any questions, please contact me at (415) 321-5019.

Sincerely,



Jeffrey R. Wong
CFO and COO

Encl

OATH OR AFFIRMATION

I, **Jeffrey R. Wong**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FTP Securities LLC**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California, County of San Francisco
Subscribed and sworn to before me this 27
Day of Feb, 2013, by
Jeffrey R. Wong
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Notary Public, California

Signature

Chief Financial Officer
Title

Notary Public



APRIL M. JOHNSON
COMM. #1868368
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2013

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FTP Securities LLC

December 31, 2012

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Member
FTP Securities LLC
San Francisco, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of FTP Securities LLC, (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of FTP Securities LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.



February 25, 2013

FTP Securities LLC

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 16,472,615
Securities owned, restricted	3,217,294
Accounts receivable, net of $141,231 allowance for doubtful accounts	246,401
Prepaid expenses and other assets	33,122
Total Assets	$ 19,969,432

Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 16,609
Accrued expenses	89,891
Total Liabilities	106,500
Member's Equity	19,862,932
Total Liabilities and Member's Equity	$ 19,969,432

See independent auditor's report and accompanying notes.

FTP Securities LLC

Notes to the Financial Statements

December 31, 2012

1. Organization

FTP Securities LLC (the "Company") was organized as a limited liability company in the state of Delaware on June 5, 2003. The Company is wholly owned by Financial Technology Partners LP ("Partners") and operates in San Francisco, California. The Company engages in corporate merger and acquisition financial advisory services and private placement of securities.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing accounts receivable.

Investment Banking Fees
Investment banking revenues are earned from providing private placement and advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Foreign Currency
Assets received that are denominated in Euros are converted to U.S. dollars at the rate of exchange as of the transaction date. The difference between the amount receivable in U.S. dollars per the contract and the converted amount of U.S. dollars received is the gain or loss on foreign currency translation reported on the statement of income.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee of $11,790 based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2008.

3. Securities Owned, Restricted

Securities owned consist of equity securities and are stated at fair market value with related changes in unrealized appreciation or depreciation reflected in unrealized gains and losses.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). At December 31, 2012, securities owned measured at fair value on a recurring basis were a Level 1 measurement and totaled $3,217,294.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company's net capital was $16,036,663 which exceeded the requirement by $16,029,563.

5. Related Party Transaction

The Company shares office space and general office overhead with Partners, the Company's sole member. Under an office sharing agreement with Partners, the Company did not owe Partners at December 31, 2012. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Risk Concentration

The Company's cash and cash equivalents consist of a money market fund held at one financial institution. The account at the institution is not insured by any government agency.

At December 31, 2012, 73% of net accounts receivable was from four customers.

7. Litigation

The Company is subject from time to time to various threatened or filed legal actions. Although the amount of ultimate exposure cannot be determined, the Company accrues for losses that management considers probable at the balance sheet date.

8. Subsequent Events

On January 4, 2013, the Company made a cash distribution of $15,800,000 to Partners.

The Company has evaluated subsequent events through February 25, 2013, the date which the financial statements were available to be issued.